Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes Of The Meeting Of The Board Of Directors held on September 02, 2015
2.	Material Fact Disclosure Policy And Securities Trading Policy

 Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2015)

Date, Time and Location:

September 2, 2015, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, including attendance via telephone.

Decisions:

The Board of Directors approved the new text of the Material Fact Disclosure Policy and Securities Trading Policy proposed by the Executive Board of Ultrapar.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

(Minutes of the Meeting of the Board of Director s of Ultrapar Participações S.A., held on September 2, 2015)

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Item 2

MATERIAL FACT DISCLOSURE POLICY AND SECURITIES TRADING POLICY

TABLE OF CONTENT

» SECTION I - GENERAL RULES

1.1. - INTRODUCTION

1.2. - GENERAL PURPOSES

1.3. - PERSONS SUBJECT TO THE POLICIES

1.4. - DISCLOSURE AND TRADING COMMITTEE

» SECTION II - DISCLOSURE POLICY

2.1. - SPECIFIC PURPOSES

2.2. - DISCLOSURE OF MATERIAL FACTS

2.3. - EXCEPTION FOR IMMEDIATE DISCLOSURE

2.4. - DUTIES OF THE INVESTOR RELATIONS OFFICER

2.5. - DUTY OF CONFIDENTIALITY

2.6. - COMMUNICATION AND DISCLOSURE WITH RESPECT TO DISPOSAL OR ACQUISITION OF MATERIAL OWNERSHIP INTEREST

» SECTION III - TRADING POLICY

3.1. - SPECIFIC PURPOSES

3.2. - GENERAL RULES

3.3. - TRADING PROHIBITIONS

3.4. - EXCEPTIONS FOR TRADING PROHIBITIONS

3.5. - INDIVIDUAL INVESTMENT PROGRAMS

3.6. - ACCREDITTED STOCKBROKERS

» SECTION IV - INFRACTIONS AND SANCTIONS

» SECTION V - FINAL PROVISIONS

ATTACHMENT I - DEFINITIONS

ATTACHMENT II - INSTRUMENT OF ADHESION

I.	GENERAL RULES

1.1. - INTRODUCTION

1.1.1. This document sets forth the Material Fact Disclosure Policy and Trading Policy of Securities issued by Ultrapar (“Policies”), which were prepared pursuant to Instruction No. 358/02 and the best market practices, which must be acknowledged, adhered and complied with by all Persons Subject to the Policies.

1.1.2. Capitalized terms used herein, in plural or singular, shall have the meaning attributed to them in Attachment I - Definitions.

1.2. - GENERAL PURPOSES

1.2.1. The general purpose of the Policies is to establish the rules with respect to disclosure of information and trading of Securities by any person holding or who may hold information owned by or of the interest of Ultra.

1.2.2. For purposes of the Policies, information that may be held by Persons Subject to the Policies or third parties are classified as follows:

“Material Fact”: any decision made by the controlling shareholder, if any, resolution made by the General Shareholders´ Meeting or the management bodies of Ultra or any other political-administrative, technical, business or economic-financial act or fact occurred or related to Ultra’s business, that may reasonably influence: (a) the price of the Securities; (b) the decision of investors to buy, sell or maintain the Securities; or (c) the decision of investors to exercise any rights inherent to their condition as holders of Securities. Potentially material acts or facts are, amongst others, described in article 2 of Instruction No. 358/02. For purposes of the Policies, and without prejudice to the provisions set forth in items 3.2 and 3.3., the Arrangements shall not be deemed Material Facts;

“Privileged Information”: (i) undisclosed Material Facts; and (ii) undisclosed information not related to a Material Fact, but which may become a Material Fact, such as the Arrangements and other events of this nature; and

“Sensitive Information”: any sensitive information, which does not constitute a Privileged Information and still not disclosed to the public or which is usually not disclosed to the public, such as information on sales per unit, distributor or region. A Sensitive Information may become a Privileged Information if the content of such Sensitive Information has no longer the standard or expectation of a Sensitive Information and if such Sensitive Information materially impacts, or may impact, Ultra’s business.

1.2.2.1. For purposes of the Policies, “Arrangements” refer to the understandings for the execution of agreements or other legal transactions before their conclusion, including the execution of related instruments, such as confidentiality agreements, unbinding proposals, powers of attorneys to third parties and assistants. Without prejudice to the provisions set forth in items 3.2. and 3.3., the Arrangements are not deemed Material Facts.

1.2.3. The Policies set forth several consequences by virtue of the existence and holding of information, depending on the classification of such information. Thus, in sum:

(i) all Material Facts must be immediately disclosed, except when the postponing of such disclosure is permitted;

(ii) Privileged Information shall only be disclosed when they become Material Facts or in other special events in which such information, to the best interest of Ultra, must be disclosed to the public;

(iii) knowledge of undisclosed Material Fact or Privileged Information (a) prevents the person holding or aware of such information from trading and (b) authorizes the Committee to establish an Extraordinary Trading Restriction to the Persons Subject to the Policies; and

(iv) knowledge of Sensitive Information (a) does not prevent the person holding or aware of such information from trading, but (b) subjects the disclosure of such information to third parties to the execution of a confidentiality agreement.

1.3. - PERSONS SUBJECT TO THE POLICIES

1.3.1. The following persons (“Persons Subject to the Policies”) shall comply with the rules and guidelines established in the Policies:

(a) Controlling Shareholders, if any;

(b) Managers;

(c) all persons that hold management positions at Ultra or Ultra’s affiliates; and

(d) other persons indicated by the Committee, at its sole discretion, holding or that may hold information related to Ultra.

1.3.2. The Persons Subject to the Policies must represent to be fully of and adhere to the terms of the Policies as sets forth in item 5.2.; however, potential omission to represent such awareness and perform such adhesion does not exempt the Persons Subject to the Policies from the duty to comply with the Policies.

1.3.3. The Persons Subject to the Policies may only share information related to Ultra, which they have access to, with other Persons Subject to the Policies.

1.3.4. Exceptionally, the Persons Subject to the Policies may share information with other persons, at the sole discretion of the Committee, and upon prior authorization by the Committee, who evidently adopt their own policy having substantially a similar content and effects to these Policies, always subject to Ultra’s convenience that such sharing of information may occur.

1.3.5. The Persons Subject to the Policies must ensure that the rules of the Policies are complied with by the persons under their influence, including companies or investment funds controlled by them, affiliated to or under common control, directly or indirectly, by Spouses and Dependents, provided that the Persons Subject to the Policies shall be held jointly liable with those persons in the event of non-compliance with the Policies arising out of failure of compliance with such duty.

1.4. - DISCLOSURE AND TRADING COMMITTEE

1.4.1. The Company shall have a Disclosure and Trading Committee (“Committee”) with the following duties:

(a) assist the Investor Relations Officer as to the decision to disclose information to the market, through any means, amongst which the Reference Form, forms to be filed with SEC, material facts, notices to the market, notice to shareholders and press releases;

(b) advise the Investor Relations Officer with respect to decisions attributed to him/her by the Policies or Regulation;

(c) resolve on non-disclosure of Material Facts, for the events set forth in item 2.3., with the consequent comunication of trading prohibition to the Persons Subject to the Policies;

(d) resolve on the establishment of Extraordinary Trading Restrictions, as provided for in item 3.3.2.;

(e) provide clarifications as to the application or interpretation of the provisions set forth in the Policies, law and Regulation, including with respect to the necessary disclosure of certain information;

(f) analyze the content of Individual Investment Programs received from by Persons Subject to the Policies, in order to safekeep and ensure compliance with the purposes set forth in the Policies;

(g) analyze, at the request of the Investor Relations Officer, doubts related to compliance with the Policies, including as a result of the analysis of information provided by the Accredited Stockbrokers, as provided for in item 3.6.4.;

(h) resolve on the applicable measures in cases of non-compliance with the Policies, as well as on the need to inform of this matter to the Board of Directors of the Company in order to adopt additional measures potentially applicable, as set forth in item 4.2.;

(i) indicate other persons that have or may have access to information related to Ultra, who must be subject to the terms set forth in these Policies, as provided for in item 1.3.1.(d);

(j) authorize, at its sole discretion, provided that convinced on Ultra’s convenience, the Persons Subject to the Policies to share information with third parties, as provided for in items 1.3.3. and 1.3.4.; and

(k) indicate up to five (5) Accredited Stockbrokers who must intermediate, with exclusivity, all Securities traded by the Persons Subject to the Policies, informing the Persons Subject to the Policies with respect to any changes to the list of Accredited Stockbrokers.

1.4.2. The Committee shall be comprised up to six (6) members, including, necessarily, the Chief Executive Officer, the Chief Financial and Investor Relations Officer, who shall appoint the other members.

1.4.3. The Committee shall meet whenever called by the Investor Relations Officer, or any of the other members, provided that all decisions of the Committee shall depend on the majority of the members of the Committee, without prejudice to the prerogatives set forth in the Policies and Regulation to the Investor Relations Officer.

1.4.4. Call notices shall be made through electronic communication to be sent with the advance required and permitted by the subject matter of the meeting, and the meetings shall be held at the Company’s headquarters, except when another place is required by exceptional conditions. Meetings may be attended through conference call, video conference or through any other remote mean of communication, being the electronic vote permitted.

II.	DISCLOSURE POLICY

2.1. - SPECIFIC PURPOSES

2.1.1. The purposes of the Disclosure Policy are to:

(a) rule the disclosure to the market of information which, according to its nature and characteristics, must be classified as Material Fact, setting forth the rules and guidelines to be complied with by the Investor Relations Officer and by the other Persons Subject to the Policies with respect to the disclosure of such information and secrecy of such information, while not disclosed;

(b) establish the general and conduct rules to be adopted by the Company in order to classify information as Material Facts, and to disclose such information, constituting, for the benefit of investors and the market in general, predictability to the conducts to be adopted by the Company; and

(c) prevent the selective disclosure of information on Material Facts and Privileged Information.

2.2. - DISCLOSURE OF MATERIAL FACTS

2.2.1. The verification of the occurrence of Material Facts shall always consider: (i) the materiality of such Material Facts under Ultra’s activities and size, and not individually, (ii) the presence of reasonable influence criteria described in the definition of Material Fact, (iii) the historical of disclosure of material information by the Company and not unspecifically, in order to avoid the non-relevant disclosure of Material Facts to the detriment of the quality of the analysis, by the market, of Ultra’s perspectives.

2.2.2. The Investor Relations Officer and the Committee shall ensure that the Material Facts are disclosed as provided by law, the Regulation and this Disclosure Policy, in a clear and accurate form, in accessible language to investors, as well as ensure that Material Facts are widely and immediately disclosed to all markets in which the Securities are traded.

2.2.3. Whenever possible, the disclosure of any Material Facts shall occur before the commencement or after the closure of business at Stock Markets, provided that, in the event of incompatible times with other markets, the time of operation of the Brazilian Stock Market shall prevail.

2.2.4. The Persons Subject to the Policies shall inform any Material Facts they are aware of, in writing, to the Investor Relations Officer, so his/her may take the measures necessary in order to disclose the information, as provided by law, Regulation and in this Disclosure Policy, except for the events in which such information must not be disclosed, as set forth in item 2.3..

2.2.4.1 If the Persons Subject to the Policies are personally aware of a Material Fact and verify the omission, by the Investor Relations Officer, in complying with his/her duty of communication and disclosure, including in the event set forth in the sole paragraph of article 6 of Instruction No. 358/02, they shall only be exempt from liability if they immediately notify such Material Fact to CVM.

2.2.4.2. The communication referred to in item 2.2.4. shall be dismissed upon proven awareness of such Material Fact by the Investor Relations Officer and the decision of not disclose such information, taken pursuant to the provisions set forth in this Disclosure Policy.

2.2.5. The Company (i) does not comment, rumors or speculations originated in the market, except under extreme situations that imply or may imply the significant volatility of the Company’s Securities; and (ii) does not disclose or provide prospective information (guidance), except in extraordinary cases in which Company’s management deems necessary to do so.

2.2.6. When the information to be disclosed is not classified as a Material Fact, other disclosure means shall be used such as notices to the market, press releases, notices to shareholders, as the case may be, subject to, to the extent possible, item 2.2.3..

2.3. - EXCEPTION FOR IMMEDIATE DISCLOSURE

2.3.1. The disclosure of Material Facts may be postponed in exceptional situations if such disclosure implies in putting Ultra’s lawful interest at risk.

2.3.2. The postponing of disclosure of Material Facts shall be subject to the decision (a) by Controlling Shareholders, if any, and provided that such information is restricted to such shareholders, or (b) by the Committee.

2.3.3. If information related to an undisclosed Material Fact gets out of control, or in the events of atypical fluctuation of the price of the Securities or traded volume, such Material Fact must be disclosed to the market, subject to, to the extent possible, item 2.2.3..

2.3.4. If an information is restricted to the Controlling Shareholders, if any, and such Controlling Shareholders decide not to disclose such information, they shall notify the Investor Relations Officer, and he/she shall notify the Committee, with respect to the existing Material Fact, whether due to atypical fluctuation of the price or traded volume of the Securities or due to examination by the Investor Relations Officer, so that the necessary immediate disclosure is analyzed.

2.4. - DUTIES OF THE INVESTOR RELATIONS OFFICER

2.4.1. The Investor Relations Officer shall:

(a) disclose the Material Fact, simultaneously to the CVM, SEC and the Stock Markets and markets in general, immediately after the occurrence thereof, subject to item 2.2.3.;

(b) ensure the wide and immediate dissemination of such Material Facts in all markets where the Securities are authorized to trade, except for the provision of item 2.3.;

(c) render all additional clarifications as to such Material Fact, when requested to do so by the appropriate authorities or by any Stock Markets;

(d) should there be an unusual oscillation in the price or trading volume of the Company’s Securities, the Investor Relations Officer must question the persons with potential access to Privileged Information in order to establish whether they are aware of any information that must be disclosed to the market;

(e) electronically communicate any existing Ordinary and Extraordinary Trading Restrictions;

(f) follow up on information received from the Accredited Stockbrokers as to Securities traded by Persons Subject to the Policies, submitting his/her conclusions to the Committee whenever doubts arise with respect to compliance with the Policies;

(g) provide the Stock Market with information related to any disposal or acquisition of Material Ownership Interest, as provided for in item 2.6.3.; and

(h) instruct the Accredited Stockbrokers, in writing, not to register the transactions undertaken by the Persons Subject to the Policies, during the periods of Ordinary Trading Restriction referred to in item 3.3.1.(b), (c) (d) and (e).

2.5. – DUTY OF CONFIDENTIALITY

2.5.1. The Persons Subject to the Policies and all persons that may have access to Privileged Information or Sensitive Information must keep the confidentiality of such Privileged Information or Sensitive Information still not disclosed by the Company.

2.5.2. The Persons Subject to the Policies and all persons that may have access to Privileged Information or Sensitive Information must not discuss any Privileged Information or Sensitive Information at public places or in the presence of third parties.

2.5.3. Privileged Information or Sensitive Information may only be discussed with those who are required to be aware of them, subject to item 2.5.5., and to the extent legally permitted.

2.5.4. The Persons Subject to the Policies who, inadvertently or without authorization, communicate, in any way, personally or through third parties, any Privileged Information or Sensitive Information to any third party, before such Privileged Information or Sensitive Information is disclosed to the market, must immediately inform such act to the Investor Relations Officer so that he/she may take the applicable measures.

2.5.5. Sensitive Information may only be disclosed to third parties upon the execution of agreements that obligate the receiving party (i) to keep the confidentiality of such information, and (ii) not to trade Securities while such received information are not made public or outdated. This provisions is not applicable to the disclosure of information to a person who is required by law to comply with such duties.

2.5.6. In addition to the Persons Subject to the Policies, all persons that have access to information owned by or of the interest of Ultra must keep the confidentiality of such information and adopt discretion and sobriety when such information has to be disclosed to third parties at Ultra’s interest, or when such information has to be disclosed as provided by the Disclosure Policy, by law or Regulation.

2.6. – COMMUNICATION AND DISCLOSURE WITH RESPECT TO DISPOSAL OR ACQUISITION OF MATERIAL OWNERSHIP INTEREST

2.6.1. The Controlling Shareholders, if any, and the shareholders who elect members of the Board of Directors or member of the Fiscal Council of the Company, as well as any individual or legal entity, or group of persons, acting jointly or representing the same interest, that held a Material Ownership Interest, must inform the Company with respect to the disposal or acquisition of Material Ownership Interest.

2.6.2. Upon the intention to change the composition of the shareholding control or administrative structure of the Company, or upon an acquisition that results in the obligation to perform a public offer, the acquiror must disclose the information required by Instruction No. 358/02 by the press.

2.6.3. The Investor Relations Officer shall send information to the CVM, SEC and the Stock Market.

III.	TRADING POLICY

3.1.	SPECIFIC PURPOSES

3.1.1. The purposes of the Trading Policy are to:

(a) prevent and prohibit the improper use of Privileged Information and Sensitive Information owned by Ultra; and

(b) provide the rules and guidelines to be adopted for Securities traded by the Persons Subject to the Policies, including with respect to periods of trading restriction or conditions to be complied with for the trading of Securities to be permitted in such periods.

3.2.	GENERAL RULES

3.2.1. The Persons Subject to the Policies may not use Privileged Information in order to obtain, directly or indirectly, for themselves or to third parties, any pecuniary advantages, including through the trading of Securities.

3.2.2. Before the disclosure to the public of Privileged Information pursuant to the Policies, Securities may not be traded by Persons Subject to the Policies that are aware of such Privileged Information or of the date of disclosure thereof.

3.2.3. The Securities may not be traded by Persons Subject to the Policies (i) in the event of public offer for distribution of Securities, until the disclosure of the announcement of its closing, subject to the exceptions set forth in Instruction No. 400/03; and (ii) in the event of public offering for distribution of Securities with restricted efforts, during the period of ninety (90) days counted as from the subscription or acquisition of certain Securities by the investor, pursuant to the terms of Instruction No. 476/09.

3.2.4. Short swing transaction with the Securities may not be carried out by the Persons Subject to the Policies, who may not dispose the Securities acquired by them over the last six (6) months.

3.2.5. The restrictions set forth in this Trading Policy are not applicable to trading performed by investment funds whose Persons Subject to the Policies are quotaholders of, provided that:

(a) such investment funds are not exclusive; and

(b) trading decisions made by the manager of such investment fund are not influenced by quotaholders.

3.2.6. The Company or the Persons Subject to the Policies may only trade Securities through the Accredited Stockbrokers.

3.2.7. The Accredited Stockbrokers must be instructed by the Investor Relations Officer to inform him/her, on a daily basis, or at his/her request, all Securities traded by Persons Subject to the Policies. The Investor Relations Officer shall, based on such information, monitor and analyze Securities traded by Persons Subject to the Policies, in order to verify compliance with the Policies.

3.3.	– TRADING RESTRICTIONS

3.3.1. The Persons Subject to the Policies and the Company itself may not trade Securities, regardless of determination by the Investor Relations Officer or the Committee ("Ordinary Trading Restrictions"):

(a) whenever any Material Fact which the Persons Subject to the Policies and the Company are aware of is pending of disclosure;

(b) in the period of fifteen (15) days prior to the disclosure of ITR and SFS forms;

(c) whenever any periods of trading restriction related to the event of public offering for distribution of Securities, as provided for in item 3.2.3.;

(d) as from the time they have access to information with respect to the intention to perform a merger, total or partial spin-off, transformation or consolidation involving the Company; and

(e) during any share acquisition or disposal program undertaken by the Company itself.

3.3.1.1. The restriction set forth in item “e” above shall only be effective during the days in which repurchase is actually performed by the Company, provided that: (i) the week days in which the Company will trade in the market are established; and (ii) the Investor Relations Officer informs the Persons Subject to the Policies of such days and instructs the Accredited Stockbrokers on the days the restriction will be effective.

3.3.2. Without prejudice to the Ordinary Trading Restrictions, the Committee may establish other Securities’ trading restriction periods ("Extraordinary Trading Restrictions"), applicable to the Persons Subject to the Policies or to a part of them, whether due to the holding of Privileged Information, or to protect Ultra’s image.

3.3.3. In the event of an Extraordinary Trading Restriction, the Investor Relations Officer shall immediately electronically communicate the Persons Subject to the Policies or those subject to the restriction, the period in which the trading of Securities will be restricted, without providing the reasons for such restriction.

3.3.4. The Committee will not be required to justify the decision to establish an Extraordinary Trading Restriction, and information on the existence of such Extraordinary Trading Restriction must be treated with confidentiality by the persons subject to such restriction.

3.3.5. The Board of Directors of the Company may not deliberate on the acquisition or disposal of shares issued by the Company itself in the event any agreement or contract has been entered into in order to transfer shareholding control (direct or indirect) of the Company, or in the event an option or power of attorney has been granted for this purpose, as well as upon the existence of the firm intention to promote a merger, total or partial spin-off, consolidation, transformation or corporate reorganization of the Company, and while such transaction is not disclosed to the public as Material Fact.

3.4.	– EXCEPTIONS TO TRADING PROHIBITIONS

3.4.1. The trading restrictions shall not apply to: (a) transactions with shares held in treasury, through a private trading, or the subscription of new shares, provided that such private trading or subscription result from the exercise of a call option arising out of, and pursuant to, the stock option plan approved at general shareholders’ meeting; and (b) potential repurchases by the Company, also through a private trading, of shares referred to in sub-item “a” of this item.

3.4.2. The trading restrictions set forth in item 3.3.1. shall not apply to Persons Subject to the Policies when their transactions are carried out as long-term investment through Individual Investment Programs approved by the Committee, and as from the date of its approval.

3.5. - INDIVIDUAL INVESTMENT PROGRAMS

3.5.1. The Persons Subject to the Policies may request Individual Investment Programs to be filed at the Company, which shal be submitted to the analysis of the Committee with respect to their compatibility with the provisions set forth in the Policies and Regulation, provided that such programs are submitted when no Material Fact is pending disclosure

3.5.2. The Individual Investment Programs will be duly filed at the Company and shall follow the specifications below:

(a) before the Individual Investment Programs are filed, the calendar including the specific disclosure dates of ITR and SFS forms must be approved;

(b) the Individual Investment Programs may not be filed during (a) the period of any trading restriction, respecting item 3.5.3., and (b) the period of fifteen (15) days before disclosure of ITR and SFS forms;

(c) the beneficiaries may only trade the Securities covered by Individual Investment Programs, or by a modification in a program, thirty (30) days after the Committee’s approval;

(d) the Individual Investment Programs shall establish:

(i) the irrevocable and irreversible commitment of participants to trade Securities as of the dates established in the Individual Investment Programs, previously indicating the volume of proper funds to be traded;

(ii) the type and the class of Securities subject to the investment or divestiture;

(iii) the obligation to extend the purchase commitment, even after the lapse of the period originally established to bind the participant to the plan, upon a pending Material Fact not disclosed to the market; and

(iv) the obligation of the beneficiaries of the Individual Investment Program to revert to the Company any losses prevented or gains at trading with Securities, arising out of the potential change of the disclosure dates of ITR and SFS forms, ascertained based on reasonable criteria to be established by such Individual Investment Program.

3.5.3. The Individual Investment Programs may be filed at the Company during the effectiveness of a stock repurchase program approved by the Company, provided that participants must comply with all trading rules applicable according to these Policies.

3.6. - ACCREDITTED STOCKBROKERS

3.6.1. In order to assure proper Security trading standards and compliance with the rules provided for in the Policies, the Persons Subject to the Policies may only trade the Securities upon intermediation by the Accredited Stockbrokers indicated by the Committee.

3.6.3. The Company must provide the Accredited Stockbrokers with a list of the Persons Subject to the Policies, as set forth in item 5.2.1., also providing, in case of changes, any necessary update. The Accredited Stockbrokers will not be informed by the Company with respect to (i) the occurrence of the event set forth in item 3.3.1.(a); and (ii) Extraordinary Trading Restrictions, but will be informed on any other event of Ordinary Trading Restriction.

3.6.4. The Accredited Stockbrokers will be instructed, in writing, by the Investor Relations Officer not to register the transactions carried out by the Persons Subject to the Policies during the periods of Ordinary Trading Restriction referred to in item 3.3.1.(b), (c) (d) and (e), and the Accredited Stockbrokers must daily inform to the Company, in writing or by electronic means, all transactions with Securities carried out by the Persons Subject to the Policies.

IV.	INFRACTIONS AND SANCTIONS

4.1. Any violations to the rules set forth in the Policies verified by the Persons Subject to the Policies must be immediately reported to the Investor Relations Officer.

4.2. Without prejudice of legal sanctions (administrative, civil or criminal), the Committee shall adopt applicable measures, upon non-compliance with the Policies, including, as the case may be, (a) communication to the competent authorities, (b) dismissal of the Persons Subject to the Policies, without prejudice to the other legal applicable measures, and (c) reporting such matter to the Board of Directors, so that additional measures potentially applicable may be adopted.

4.3. Without prejudice of the applicable sanctions, the Persons Subject to the Policies responsible for non-compliance with any provision set forth in the Policies shall reimburse Ultra, fully and without limitation, of all losses resulting from such non-compliance.

V.	FINAL PROVISIONS

5.1. The Policies shall be in full force as of the date they are approved by the Board of Directors of the Company for indefinite term. These Policies may only be amended upon resolution by the Board of Directors of the Company, provided that no amendments may be performed during a pending Material Fact to be disclosed to the market.

5.2. After the approval of the Policies by the Board of Directors, the Company must obtain the express adhesion by the Persons Subject to the Policies upon the execution of the Instrument of Adhesion, pursuant to Attachment II.

5.2.1. The Investor Relations Officer shall maintain a file with the name, qualification, position, function or relation to the Company, address, e-mail, Individual Taxpayer Registry (CPF) or Corporate Taxpayer Registry (CNPJ) of the Persons Subject to the Policies, which file must be updated whenever changes occur.

5.2.2. The file referred to in item 5.2.1. must be kept at Company’s headquarters and must be made available to the CVM.

5.3. In case the Persons Subject to the Policies are not subject to them anymore, they should refrain from trading Securities (i) before the public disclosure of Privileged Information related to the business or to the fact initiated during their relationship with Ultra, or (ii) for six (6) months counted as of their removal, whichever occurs first.

5.4. The rules set forth in the Policies:

I – apply both to trading carried out at stock market or over the counter market, organized or not, and to trading carried out without the intermediation by an institution comprising the distribution system; and

II – apply to trading directly or indirectly carried out by the Persons Subject to the Policies, whether such trading occur through a controlled company, or a third party with whom a fiduciary or share or portfolio management agreement is entered into.

ATTACHMENT I – DEFINITIONS

For purposes of the Policies, the following terms shall have the following meaning:

“Controlling Shareholders”: Shareholder or Group of Shareholders holding and exercising control of the Company directly or indirectly, as defined in the Bylaws;

“Managers”: with respect to the Company and its Subsidiaries, the members of the Board of Directors, statutory officers, the members of the Fiscal Council, if any, and the members of any other bodies with technical or advisory functions aventually constituted by statutory provision;

“Stock Market”: BM&FBovespa, NYSE and any other Stock Market or organized over the counter market in which Company’s Securities are admitted for trading, in Brazil or abroad;

“BM&FBovespa”: BM&F BOVESPA S.A. - BOLSA DE VALORES, MERCADORIAS E FUTUROS;

“Committee”: is the Disclosure and Trading Committee, defined in item 1.4.1.;

“Company” or “Ultrapar”: Ultrapar Participações S.A.;

“Accredited Stockbrokers”: stockbrokers especially accredited by the Company for its Securities to be traded by Persons Subject to the Policies;

“Spouse”: the spouses or companion(s);

“CVM”: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários);

“Dependents”: any dependent included in the annual tax return provided by Persons Subject to the Policies;

“SFS”: the Standard Financial Statements of the Company;

“Investor Relations Officer”: Ultrapar’s Investor Relations Officer;

“Bylaws”: Ultrapar’s bylaws.

“Material Notice”: has the meaning attributed to it in item 1.2.2.;

“Privileged Information”: has the meaning attributed to it in item 1.2.2.;

“Sensitive Information”: has the meaning attributed to it in item 1.2.2.;

“ITR”: Company’s quarterly information;

“Instruction No. 358/02”: means CVM Instruction No. 358, dated January 3, 2002;

“Instruction No. 400/03”: means CVM Instruction No. 400, dated December 29, 2003;

“Instruction No. 476/09”: means CVM Instruction No. 476, dated January 16, 2009;

“NYSE”: the New York Stock Exchange;

“Material Ownership Interest”: direct or indirect interest corresponding to 5% (five percent) or more of shares issued by the Company, as well as the rights attributed to the shares and other Securities issued by the Company;

“Persons Subject to the Policies”: has the meaning attributed to it in item 1.3.;

“Policies”: has the meaning attributed to it in item 1.1.1.;

“Disclosure Policy”: Ultra’s Material Notice Disclosure Policy;

“Trading Policy”: Ultra’s Securities Trading Policy;

“Individual Investment Programs”: the written instrument through which a Person Subject to the Policies undertakes to, voluntarily, irrevocably and irreversibly, invest or divest Securities at pre-established dates or periods, or upon the occurrence of certain conditions which implementation it not under its control, prepared pursuant to the provisions set forth in paragraph 3 of article 15 of Instruction No. 358/02;

“Regulation”: the rules issued by CVM and other regulatory and self-regulatory bodies which the Company is subject to;

“SEC”: the U.S. Securities and Exchange Commission;

“Instrument of Adhesion”: the document to be entered into pursuant to Attachment II;

“Arrangements”: has the meaning attributed to it in item 1.2.2.;

“Ultra”: Ultrapar and its subsidiaries in Brazil and abroad;

“Ultrapar”: Ultrapar Participações S.A.;

“Securities”: all and any securities issued by the Company or related to such Securities;

“Ordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.1.; and

“Extraordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.2..

ATTACHMENT II – INSTRUMENT OF ADHESION

INSTRUMENT OF ADHESION

By this instrument (“Instrument of Adhesion”) [name, qualification and e-mail], undersigned below, as [indicated relation with Ultra], hereby adheres to the MATERIAL NOTICE DISCLOSURE POLICY and the TRADING POLICY OF SECURITIES ISSUED BY ULTRAPAR PARTICIPAÇÕES S.A. (“Policies” and “Company”, respectively), which copies are hereby delivered, and represents:

(i) to be fully aware of all terms set forth in the Policies, and to comply with the rules set forth therein;

(ii) to be aware that Trading Restrictions of securities issued by the Company will be informed, pursuant to the Policies, through the e-mail indicated in this Instrument of Adhesion; and

(iii) to be aware that he/she is responsible for non-compliance with any provision set forth in the Policies, and that he/she shall reimburse, without prejudice to the applicable sanctions, Ultra, as defined in the Policies, fully and without limitation, of all losses arising out of such non-compliance.

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias
Title: Chief Financial and Investor Relations Officer

(Minutes Of The Meeting Of The Board Of Directors held on September 02, 2015; Material Fact Disclosure Policy And Securities Trading Policy)